As filed with the Securities and Exchange Commission, on December 14, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
**REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933**

Genta Incorporated
(Exact name of Registrant as specified in its charter)

Delaware	**33-0326866**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

Two Connell Drive, Berkeley Heights, NJ 07922
(908) 286-9800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Alfred J. Fernandez
Executive Vice President & Chief Financial Officer
Two Connell Drive, Berkeley Heights, NJ 07922
(908) 286-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:
Randall B. Sunberg, Esquire
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6600

Approximate date of commencement of the proposed sale to the public:
From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.001 par value per share . . .	2,668,333	$13.05	$34,821,746	$8,323

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on December 11, 2001, which is within five business days prior to the date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed or supplemented. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated December 14, 2001

PROSPECTUS

2,668,333 SHARES

GENTA INCORPORATED

COMMON STOCK

The shares of common stock covered by this prospectus are being offered by the selling stockholders named in the section entitled "Selling Stockholders" in this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The shares covered by this prospectus were acquired by the selling stockholders in connection with a private placement of the shares.

The selling stockholders have not advised us of any specific plans for the distribution of the shares covered by this Prospectus, but it is anticipated that the shares will be sold from time to time in negotiated transactions and in transactions (which may include short sales and block transactions) on Nasdaq at the market price then prevailing, although sales may also be made by the other methods described in this prospectus under "Plan of Distribution." The selling stockholders and the broker-dealers through whom sale of the shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and commissions or discounts paid to broker-dealers in connection with such sales and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

Our common stock is listed on The Nasdaq National Market under the symbol "GNTA." On December 11, 2001, the last reported closing price of our common stock was $13.54 per share.

Investing in our common stock involves significant risks. See "Risk Factors" beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 14, 2001.

You should rely only on the information contained in this prospectus and its supplements, or in documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should not assume that information in this prospectus is accurate or complete as of any date other than the date on the front cover of this document.

TABLE OF CONTENTS

WHERE TO FIND ADDITIONAL INFORMATION

We are required by federal securities laws to file certain information with the SEC. You can access this material on the SEC's Internet website at http://www.sec.gov. You can also read and copy this material at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at (800) 732-0330 for information on how the public reference room operates. The reference to the Uniform Resource Locator ("URL") of the SEC's website is intended to be an inactive textual reference only.

We will also send you copies of the material we file with the SEC, free of charge, upon your request. Please call or write our Investor Relations department at:

Genta Incorporated
Attention: Investor Relations
Two Connell Drive
Berkeley Heights, NJ 07922
(908) 286-9800

The SEC permits us to "incorporate by reference" into this prospectus certain important information about us. This means that the information in this prospectus is not complete, and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, we will in the future file additional documents with the SEC. When filed, the information in these documents will update and supersede the current information in, and incorporated by reference in, this prospectus.

We incorporate by reference the documents listed below, and any other documents we file with the SEC under Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934 until the offering described in this prospectus is completed:

(a) Our Annual Report on Form 10-K for the year ended December 31, 2000;

(b) Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

(c) Our current report on Form 8-K filed with the SEC on December 3, 2001; and

(d) The description of our capital stock contained in the Registration Statement on Form 8-A filed with the SEC on November 4, 1991.

This prospectus is part of our registration statement. Not all of the information in the registration statement appears in this prospectus. For more detail, you can read the entire registration statement, and all of the exhibits filed with it, at the SEC's offices or website as described above.

RISK FACTORS

Investing in the shares of our common stock involves significant risks. We have described below the risks that we believe are material to your investment decision.

We may be unsuccessful in our efforts to commercialize our pharmaceutical products, such as Genasense™ and Ganite®.

The commercialization of our pharmaceutical products involves a number of significant challenges. In particular, our ability to commercialize products such as Genasense™ and Ganite® depends, in large part, on the success of our clinical development programs, our efforts to obtain regulatory approval and our sales and marketing efforts directed at physicians, patients and third-party payors. A number of factors could affect these efforts, including:

- our ability to demonstrate clinically that our products have utility and are safe;

- delays or refusals by regulatory authorities in granting marketing approvals;

- our limited financial resources and sales and marketing experience relative to our competitors;

- actual and perceived differences between our products and those of our competitors;

- the availability and level of reimbursement for our products by third-party payors;

- incidents of adverse reactions to our products;

- side effects or misuse of our products and the unfavorable publicity that could result; and

- the occurrence of manufacturing, supply or distribution disruptions.

Ultimately, our efforts may not prove to be as effective as the efforts of our competitors. In the United States and elsewhere, our products will face significant competition. The principal conditions on which our product development efforts are focused and some of the other disorders for which we are conducting additional studies, are currently treated with several drugs, many of which have been available for a number of years or are available in inexpensive generic forms. Thus, even if we obtain regulatory approvals, we will need to demonstrate to physicians, patients and third-party payors that the cost of our products is reasonable and appropriate in light of their safety and efficacy, the price of competing products and the relative health care benefits to the patient. If we are unable to demonstrate that the costs of our products are reasonable and appropriate in light of these factors, we will likely not be successful in commercializing our products, in which case our financial performance will suffer and our long-term viability will be threatened.

We intend to be a direct marketer of products in the United States. Our inability to build a sales force capable of marketing our pharmaceutical products will adversely affect our sales and limit the commercial success of our products.

We anticipate that we will incur additional losses and we may never be profitable.

We have not been profitable. We have incurred substantial operating losses associated with ongoing research and development activities, pre-clinical testing, clinical trials, regulatory submissions and manufacturing activities. From the period since our inception to September 30, 2001, we have incurred a cumulative net loss of $180.7 million. We may never achieve revenue sufficient for us to attain profitability.

Our business will suffer if we fail to obtain timely funding.

Our operations to date have required significant cash expenditures. Based on our current operating plan, we believe that our available resources will be adequate to satisfy our capital needs through 2002. In order to commercialize our products, we will need to raise additional financing. Our future capital requirements will depend on the results of our research and development activities, pre-clinical studies and

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clinical trials, competitive and technological advances, and regulatory activities of the U.S. Food and Drug Administration ("FDA") and other regulatory authorities. We may seek additional financing through public and private offerings of our securities, including debt or equity financing, or through collaborative or other arrangements with research institutions and corporate partners. We may not be able to obtain adequate funds for our operations from these sources when needed or on acceptable terms. A collaboration or similar arrangement may require us to license valuable intellectual property to, or share substantial economic benefits with, our collaborators. If we raise additional capital by issuing equity, or securities convertible into equity, our stockholders may experience dilution and share prices may decline. Any debt financing may result in restrictions on our spending or payment of dividends.

If we are unable to raise additional financing, we will need to do one or more of the following:

- delay, scale back or eliminate some or all of our research and product development programs;

- license third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;

- attempt to sell our company;

- cease operations; or

- declare bankruptcy.

Many of our products are in an early stage of development, and we may never receive regulatory approval for those products.

Most of our resources have been dedicated to the research and development of potential antisense pharmaceutical products, such as Genasense™, based upon oligonucleotide technology. While we have demonstrated the activity of antisense oligonucleotide technology in model systems *in vitro* and in animals, among our antisense products, only Genasense™ has been tested in humans. Several of our other technologies that serve as a possible basis for pharmaceutical products are only in pre-clinical testing. Results obtained in pre-clinical studies or early clinical investigations are not necessarily indicative of results that will be obtained in extended human clinical trials. Our products may prove to have undesirable and unintended side effects or other characteristics that may prevent our obtaining FDA or foreign regulatory approval for any indication. In addition, it is possible that research and discoveries by others will render our oligonucleotide technology obsolete or noncompetitive.

Clinical trials are costly and time consuming and are subject to delays; our business would suffer if the development process relating to our products are subject to meaningful delays.

Clinical trials are very costly and time-consuming. The length of time required to complete a clinical study depends upon several factors, including the size of the patient population, the ability of patients to get to the site of the clinical study, and the criteria for determining which patients are eligible to join the study. Delays in patient enrollment could delay completion of a clinical study and increase its costs, which could also delay the commercial sale of the drug that is the subject of the clinical trial.

Our commencement and rate of completion of clinical trials also may be delayed by many other factors, including the following:

- inability to obtain sufficient quantities of materials for use in clinical trials;

- inability to adequately monitor patient progress after treatment;

- unforeseen safety issues;

- the failure of the products to perform well during clinical trials; and

- government or regulatory delays.

If we fail to obtain the necessary regulatory approvals, we cannot market and sell our products in the United States or in other countries and our long-term viability would be threatened.

The FDA and comparable regulatory agencies in foreign countries impose substantial premarket approval requirements on the introduction of pharmaceutical products. These requirements involve lengthy and detailed pre-clinical and clinical testing and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years or more depending upon the type, complexity and novelty of the product. While limited trials of some of our products have produced favorable results, we cannot apply for FDA approval to market any of our products under development until the pre-clinical and clinical trials on the product are successfully completed. Several factors could prevent successful completion or cause significant delays of these trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that the product is safe and effective for use in humans. If safety concerns develop, the FDA could stop our trials before completion. We may not market or sell any product for which we have not obtained regulatory approval. We cannot assure that the FDA or other regulatory agencies will ever approve the use of our products that are under development. If the patient populations for which our products are approved are not sufficiently broad, or if approval is accompanied by unanticipated labeling restrictions, the commercial success of our products could be limited, at best, which would adversely affect our long-term viability.

We may be unable to obtain or enforce patents and other proprietary rights to protect our business; we could become involved in patent litigation that could cause us to incur additional costs and delay or prevent our introduction of new drugs to market.

Our success will depend to a large extent on our ability to:

- obtain U.S. and foreign patent or other proprietary protection for our technologies, products and processes;

- preserve trade secrets; and

- operate without infringing the patent and other proprietary rights of third parties.

Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these types of patents are still developing and involve complex legal and factual questions. As a result, our ability to obtain and enforce patents that protect our drugs is highly uncertain.

We hold numerous U.S. and international patents covering aspects of our technology, which include compositions of matter, use, methods of large-scale synthesis and methods of controlling gene expression. Nevertheless, we may not receive any issued patents based on pending or future applications. Moreover, our issued patents may not contain claims sufficiently broad to protect us against competitors using similar technology. Additionally, our patents, the patents of our business partners and patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. Furthermore, rights granted under our patents may not cover commercially valuable drugs or processes and may not provide us with any competitive advantage.

The pharmaceutical and biotechnology industries have been characterized by time-consuming and expensive litigation regarding patents and other intellectual property rights. We may be required to commence, or may be made a party to, litigation relating to the scope and validity of our intellectual property rights or the intellectual property rights of others. Such litigation could result in adverse decisions regarding the patentability of our inventions and products, the enforceability, validity or scope of protection offered by our patents or our infringement of patents held by others. Such decisions could make us liable for substantial money damages, or could bar us from the manufacture, use, or sale of certain products. Moreover, an adverse decision may also compel us to seek a license from a third party. The costs of any license may be expensive, and we may not be able to enter into any required licensing arrangement on terms acceptable to us.

The cost to us of any litigation or proceeding relating to patent rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any patent or related litigation could have a material adverse effect on our ability to compete in the marketplace.

We also may be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office and in International Trade Commission proceedings aimed at preventing the importing of drugs that would compete unfairly with our drugs. Such proceedings could cause us to incur considerable costs.

We rely on our contractual collaborative arrangements with research institutions and corporate partners for development and commercialization of our products, and our business could suffer if we are not able to enter into suitable arrangements or if our collaborative arrangements are not successful in developing and commercializing products.

We have entered into collaborative relationships relating to specific disease targets and other research activities in order to augment our internal research capabilities and to obtain access to specialized knowledge and expertise. The loss of any of these collaborative relationships could have a material adverse effect on our business. In addition, our business strategy depends in part on our continued ability to develop and maintain relationships with leading academic and research institutions and independent researchers. The competition for these relationships is intense, and we can give no assurance that we will be able to develop and maintain these relationships on acceptable terms.

We also seek strategic alliances with corporate partners, primarily pharmaceutical and biotechnology companies, which are intended to help us develop and commercialize drugs. Various problems can arise in strategic alliances. A partner responsible for conducting clinical trials and obtaining regulatory approval may fail to develop a marketable drug. A partner may decide to pursue an alternative strategy or focus its efforts on alliances or other arrangements with third parties. A partner that has been granted marketing rights for a certain drug within a geographic area may fail to market the drug successfully. Consequently, strategic alliances that we may enter into may not be scientifically or commercially successful. In this regard, Genta Jago Technologies B.V., a joint venture we entered into to develop oral controlled-release drugs, has not resulted in any commercial products, and we intend to seek to terminate our involvement in this joint venture. Moreover, we may be unable to negotiate advantageous strategic alliances in the future. Our failure to enter into strategic alliances, or the failure of a strategic alliance to achieve its goals, could harm our efforts to develop and commercialize our drugs.

The raw materials for our products are produced by a limited number of suppliers, and our business could suffer if we cannot obtain needed quantities at acceptable price and quality.

The raw materials that we require to manufacture our drugs, particularly oligonucleotides, are available from only a few suppliers. If these suppliers cease to provide us with the necessary raw materials or fail to provide us with adequate supply of materials at an acceptable price and quality, we could be materially adversely affected.

If third-party payors do not provide coverage and reimbursement for use of our products, we may not be able to successfully commercialize our products.

Our ability to commercialize drugs successfully will depend in part on the extent to which various third-party payors are willing to reimburse patients for the costs of our drugs and related treatments. These third-party payors include government authorities, private health insurers, and other organizations, such as health maintenance organizations. Third-party payors often challenge the prices charged for medical products and services. Accordingly, if less costly drugs are available, third-party payors may not authorize or may limit reimbursement for our drugs, even if they are safer or more effective than the alternatives. In addition, the federal government and private insurers have changed and continue to consider ways to

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change the manner in which health care services are provided and paid for in the United States. In particular, these third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the future, it is possible that the government may institute price controls and further limits on Medicare and Medicaid spending. These controls and limits could affect the payments we collect from sales of our products. Internationally, medical reimbursement systems vary significantly, with some countries requiring application for, and approval of, government or third-party reimbursement. In addition, some medical centers in foreign countries have fixed budgets, regardless of levels of patient treatment. Even if we succeed in bringing therapeutic products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in quantities, or at prices that will enable us to achieve profitability.

Our business exposes us to potential product liability that may have a negative effect on our financial performance and our business generally.

The administration of drugs to humans, whether in clinical trials or commercially, exposes us to potential product and professional liability risks, which are inherent in the testing, production, marketing and sale of human therapeutic products. Product liability claims can be expensive to defend and may result in large judgments or settlements against us, which could have a negative effect on our financial performance and materially adversely affect our business. We maintain product liability insurance (subject to various deductibles), but our insurance coverage may not be sufficient to cover claims. Furthermore, we cannot be certain that we will always be able to maintain or increase our insurance coverage at an affordable price. Even if a product liability claim is not successful, the adverse publicity and time and expense of defending such a claim may interfere with our business.

If we cease doing business and liquidate our assets, we are required to distribute proceeds to holders of our preferred stock before we distribute proceeds to holders of our common stock.

In the event of our dissolution or liquidation, holders of our common stock will not receive any proceeds until holders of the outstanding shares of our Series A Preferred Stock receive a liquidation preference in the amount of approximately $13.1 million.

The nature of the business activities or positions of our principal stockholders and present and future officers and directors may involve conflicts of interest.

One of our principal stockholders is Paramount Capital Asset Management, Inc. ("PCAM"). The sole stockholder and chairman of PCAM is also the chairman of Paramount Capital Inc. ("PCI") and of Paramount Capital Investment LLC ("Paramount LLC", and together with PCAM, PCI and their affiliates, the "Paramount Companies"). Together, the Paramount Companies beneficially own approximately 37% of our common stock when calculated on a fully diluted basis. In addition, PCAM is the investment manager for the Aries Funds (comprised of Aries Select I, LLC, Aries Select II, LLC, and Aries Select, Ltd.). The Aries Funds have the contractual right to appoint a majority of the members of the Board of Directors of the Company. This right expires on January 1, 2002, after which the Aries Funds will no longer have the right to appoint any directors. The Aries Funds also have the right to convert Series A Preferred Stock and exercise warrants that they own into a significant portion of the outstanding common stock. In the regular course of business, the Paramount Companies evaluate and pursue investment opportunities in biomedical and pharmaceutical products, technologies and companies. Due to the ownership and control of the Paramount Companies and the Aries Funds and their involvement with other companies in the life sciences area, some of our current or future officers and directors may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. We cannot assure you that these other companies will not have interests in conflict with ours.

Concentration of ownership of our stock could delay or prevent a change of control.

Our directors, executive officers and principal stockholders (the Paramount Companies and the Aries Funds) own a significant percentage of our outstanding common stock and preferred stock. They also have, through the exercise of options and warrants, the right to acquire additional common stock and Series A Preferred Stock. As a result, these stockholders, if acting together, have the ability to significantly influence the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of Genta.

Provisions in our certificate of incorporation and Delaware law may discourage a takeover and prevent our stockholders from receiving a premium for their shares.

Our certificate of incorporation gives our board of directors the power to issue shares of preferred stock without approval of the holders of common stock. This preferred stock could have voting rights, including voting rights that could be superior to that of our common stock. The approval of $66^{2}/_{3}\%$ of our voting stock is required to approve certain transactions and to take certain stockholder actions, including the amendment of our certificate of incorporation. In addition, we are subject to Section 203 of the Delaware General Incorporation Law which contains restrictions on stockholder action to acquire control of Genta. These provisions could discourage third parties from seeking to obtain control of us and, therefore, could prevent our stockholders from receiving a premium for their shares.

Claims of default under agreements in France could result in our obligation to pay meaningful liabilities.

During 1995, Genta Pharmaceuticals Europe S.A. ("Genta Europe"), one of our wholly-owned subsidiaries, received funding in the form of a loan from ANVAR, a French government agency, in the amount of FF5.4 million (or approximately US$750,000 at September 30, 2001) with a scheduled maturity of December 31, 2002 if the project proved successful. Pursuant to the loan agreement with ANVAR, the utilization of the proceeds was intended to fund research and development activities. In October 1996, in connection with a restructuring of our operations, Genta terminated all scientific personnel of Genta Europe. In February 1998, ANVAR asserted that Genta Europe was not in compliance with the ANVAR Agreement, and that ANVAR might request immediate repayment of the loan. In July 1998, ANVAR notified Genta Europe of its demand for accelerated repayment of the remaining loan in the amount of FF4.2 million (or approximately US$580,000 at September 30, 2001) and subsequently notified us that Genta was liable as a guarantor on the note. We do not believe that ANVAR is entitled to accelerated repayment under the terms of the ANVAR Agreement. Furthermore, since the project was not successful, ANVAR is not entitled to repayment at maturity. We have been informed by our counsel in France that it is their belief that Genta's file within ANVAR has been closed and that it is unlikely that Genta, Inc. will incur any liability in this matter, although there can be no assurance thereof.

On June 30, 1998, Marseille Amenagement, a company affiliated with the city of Marseilles, France, filed suit in France to evict Genta Europe from its facilities in Marseilles and to demand payment of alleged back rent due and of a lease guarantee for nine years rent. Following the filing of this claim and in consideration of the request for repayment of the loan from ANVAR, Genta Europe's Board of Directors directed management to declare a "Cessation of Payment." Under this procedure, Genta Europe ceased operations and terminated its only remaining employee. A liquidator was appointed by the Court to take control of any assets of Genta Europe and to make payment to creditors. In December 1998, the Court in Marseilles dismissed the case against Genta Europe and indicated that it had no jurisdiction against Genta Incorporated. In August 1999, Marseille Amenagement instituted legal proceedings against Genta Europe in the Commercial Court of Marseilles, alleging back rent and early termination receivables aggregating FF2.5 million (or approximately US$350,000 at September 30, 2001). On October 8, 2001, the Commercial Court of Marseilles rendered their decision which declared the action brought by Marseille Amenagement was admissible and ordered us to pay an amount of FF1.9 million (or $260,000 at October 8, 2001). We do not believe that Marseille Amenagement is entitled to this payment and we currently intend to attempt to negotiate settlement with Marseille Amenagement.

As of June 30, 2001, we have accrued a net liability of approximately US$580,000 related to the liquidation of and legal matters pertaining to Genta Europe. Management believes, but cannot assure, that this contingency is adequately reserved.

We have not paid, and do not expect to pay in the future, dividends on our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying any such dividends in the foreseeable future. We currently intend to retain our earnings, if any, for the development of our business.

We are dependent on our key executives and scientists, and the loss of this personnel or the failure to attract additional qualified personnel could harm our business.

Our business is highly dependent on our key executives and scientific staff. The loss of key personnel or the failure to recruit necessary additional or replacement personnel will likely impede the achievement of our development objectives. There is intense competition for qualified personnel in the pharmaceutical and biotechnology industries, and there can be no assurance that we will be able to attract and retain the qualified personnel necessary for the development of our business.

Our stock price is volatile.

The market price of our common stock, like that of the common stock of many other biopharmaceutical companies, has been and likely will continue to be highly volatile. Factors that could have a significant impact on the future price of our common stock include:

- the results of pre-clinical studies and clinical trials by us or our competitors;

- announcements of technological innovations or new therapeutic products by us or our competitors;

- government regulation;

- developments in patent or other proprietary rights by us or our respective competitors, including litigation; and

- fluctuations in our operating results, and market conditions for biopharmaceutical stocks in general.

As of December 11, 2001, Genta had 65,967,589 shares of common stock outstanding and 17,366,830 shares issuable upon conversion of preferred stock and the exercise of options and warrants. Future sales of shares of common stock by existing stockholders, holders of preferred stock who might convert such preferred stock into common stock, and option and warrant holders who may exercise their options and warrants to purchase common stock also could adversely affect the market price of the common stock. Moreover, the perception that sales of substantial amounts of our common stock might occur could adversely affect prevailing market prices.

THE COMPANY

We are a biopharmaceutical company dedicated to developing drugs to treat cancer. Our primary research efforts have been focused on the development of antisense drugs, which are designed to selectively prevent the production of proteins that contribute to the spread of cancer. Our lead investigational product, Genasense™, is designed to block the production of Bcl-2, a protein that promotes the survival of cancer cells. We are also conducting research involving the following components:

- androgenics compounds for the treatment of prostate cancer;

- gallium compounds, which have two functions: to reduce the rate of bone loss and to directly treat certain types of cancer; and

- decoy aptamers, designed to bind proteins that encourage the growth of cancer cells.

Antisense Technology

Genes, which are composed of DNA, consist of chemicals known as nucleotides that are arranged in specific sequences containing the code for the production of specific proteins. In order for the DNA code to be translated into the production of protein, an intermediate step is required, whereby DNA is transcribed into RNA (the so called "message" or mRNA). The sequence of mRNA nucleotides that encode protein are oriented in a so-called "sense" direction.

Antisense drugs are short sequences of chemically modified DNA nucleotides that are called oligoneucleotides. They are engineered in a sequence that is exactly opposite to the "sense" coding sequence of mRNA. Because antisense drugs need to attack only short regions of the mRNA (rather than the whole message itself) antisense drugs contain far fewer nucleotides than the whole gene and therefore should bind only to the matching sequence of nucleotides in the mRNA. As a result, antisense drugs can be used to attack a single protein and, we believe, can be designed so as to provide a cancer therapy that reduces the risks of side effects of traditional cancer treatments.

Genasense™ targets the Bcl-2 protein, which is a factor that critically affects the process of programmed cell death, known as apoptosis. Bcl-2 protein inhibits programmed cell death and allows damaged cells to survive. Many cancer cells have an excess of this protein, making them resistant to most current types of anticancer treatment (including chemotherapy, radiation and monoclonal antibodies). Genasense™ acts by binding to the mRNA responsible for producing Bcl-2 protein, which causes recruitment of an enzyme that destroys the mRNA, thereby blocking production of Bcl-2.

The U.S. Food and Drug Administration granted "Fast Track" designation to Genasense™ in 1999 for use in combination with dacarbizine, a commonly-used anti-cancer drug, to treat malignant melanoma and in 2001 for use in combination with high-dose dexamethasone (a cortisone-like drug) to treat multiple myeloma. "Fast Track" designation is sometimes applied to products that have the potential to address current medical needs for serious, life threatening diseases. The "Fast Track" designation for Genasense™ will permit us to submit a New Drug Application (NDA) for marketing approval prior to completion of clinical trials and requires the FDA to review the application on an expedited basis. We have also filed an application for "Fast Track" designation for Genasense™ for use in combination with fludarabine and cytosine arabinoside, two chemotherapy drugs, to treat chronic lymphocytic leukemia. In addition, during 2000, the FDA designated Genasense™ as an Orphan Drug for treatment of melanoma, and during 2001, the FDA extended Genasense's™ Orphan Drug designation to cover treatment for multiple myeloma, chronic lymphocytic leukemia and acute myeloma leukemia. Orphan Drug status provides for a period of marketing exclusivity and certain tax benefits and it may increase the priority that any NDA we file for the designated indications for Genasense™ receives from the FDA.

Genasense™ has been in clinical trials since 1995 in both the United States and Europe. These studies were conducted with patients suffering from malignant lymphoma, melanoma and cancer of the prostate and breast. In 1999, we executed a Cooperative Research and Development Agreement (CRADA) with the U.S. National Cancer Institute (NCI). The NCI initiated studies with Genasense™ in combination with other chemotherapy drugs for treatment of patients with leukemia, colorectal cancer and small-cell lung cancer. Results from these trials suggest that Genasense™ causes few serious side-effects, especially relative to the common types of cancer therapy, and suggest that the level of Bcl-2 protein in cancer cells extracted from patients is reduced after treatment with Genasense™.

Phase III studies, designed to determine the overall effectiveness and safety of Genasense™ in patients with specific types of cancer, were initiated in 2000 and 2001, and include the following:

- a trial for patients with advanced malignant melanoma treated with decarbazine;

- a trial for patients with multiple myeloma treated with high-dose dexamethasone;

- a trial for patients with chronic lymphomatic leukemia treated with fludarabine and cytosine arabinoside; and

- a trial in patients with advanced non-small cell lung cancer treated with docetaxel.

In each case, the trials are designed to determine whether the addition of Genasense™ to standard treatment is superior to the standard treatment alone. The clinical trials are being conducted in the United States and in other countries.

Androgenics Compounds

We are developing androgenics compounds to treat patients with prostate cancer. These compounds have two principal actions: first, they block the synthesis of androgen hormones, such as testosterone, that simulate the growth of prostate cancer cells; second, they inactivate androgen receptors, proteins that bind androgen hormones and thereby mediate their effects. These types of activities suggest that these drugs could be useful therapy for patients with early stage "hormone-sensitive" prostate cancer. In connection with our acquisition of Androgenics Technologies, Inc. in 1999, we acquired licensing rights to a series of androgenics compounds. We have engaged in a pre-clinical program of drug synthesis, formulation and anti-tumor testing with these compounds. A lead compound, currently known as G20,000, has been selected for further development. We currently anticipate commencing animal toxicology tests using G20,000 in 2002. If results of these and other pre-clinical tests are positive, we would expect to begin clinical testing of G20,000.

Gallium Compounds

Gallium nitrate was originally studied by the U.S. National Cancer Institute as a direct therapy for cancer (i.e. as cancer chemotherapy). In the course of these studies, gallium nitrate was shown to strongly inhibit bone resorption (breakdown). Gallium nitrate underwent additional clinical testing and was approved by FDA in 1991 as a treatment for patients with cancer-related hypercalcemia that has not responded to hydration. Hypercalcemia occurs due to rapid loss of bone that releases large amounts of calcium into the bloodstream of patients, which can be acutely lethal. Clinical testing has been performed in patients with other, less extreme bone-losing conditions, including bone metastases (i.e. cancer that has spread to bone), Paget's disease (an affliction of older patients that causes pain and disability), and osteoporosis.

In April 2000, we acquired assets, rights, licenses to patents, and technology relating to gallium-containing compounds for treatment of bone-losing conditions, and to Ganite® (gallium nitrate injection), a liquid injectable solution that had been approved for marketing by regulatory authorities in the United States and Canada for treatment of cancer-related hypercalcemia. The Company is currently engaged with outside contractors in the remanufacture of the Ganite product. If test data from these processes are acceptable from a regulatory standpoint, the Company intends to re-file the New Drug Application for approval to market Ganite® in the United States and Canada for the treatment of hypercalcemia.

The Company also intends to file a new Investigational New Drug exemption request (IND) with FDA in 2001 for the treatment of patients with advanced cancer. If this IND is accepted, the Company intends to begin a clinical trial of Ganite® as a treatment for patients with refractory non-Hodgkin's lymphoma who have myelosuppression (bone marrow impairment that leads to low blood counts). These patients often may need additional treatment but cannot tolerate standard chemotherapy treatment because it will lead to further myelosuppression. Since Ganite® does not cause significant myelosuppression, the Company believes that it may address a significant unmet medical need. The Company plans to begin a new clinical trial in non-Hodgkin's lymphoma in 2002, and if the clinical tests are positive, the Company plans to submit a supplemental NDA (sNDA) with the FDA for this indication.

The Company is also developing new formulations of gallium-containing compounds designed to be taken orally. The Company believes that such formulations will be useful for the treatment of patients who have chronic bone-losing diseases, such as bone metastases, Paget's disease, and osteoporosis. Such patients are commonly afflicted by bone pain and susceptibility to fractures. If the formulation program is successful, the Company would then intend to commence animal toxicology testing with a lead compound.

Decoy Aptamers

Decoy aptamers, like antisense technology, are based on oligonucliotide chemistry. However, while antisense technology uses oligonucliotides to bind to and destroy mRNA, decoy aptamers employ oligonucliotides to bind to specific proteins known as transcription factors. Normally, transcription factors bind to specific portions of DNA known as response elements, thereby regulating the functions of genes in a positive or negative fashion (i.e., they can turn genes "on" or "off"). Decoy aptamers technology creates artificial forms of response elements. When a cell is flooded with an excess of aptamers, transcription factors are fooled into binding to the decoys rather than the normal response elements found in genes. By selectively inactivating the transcription factor, the function of the gene can be regulated.

We licensed patents and technology relating to decoy aptamers from the U.S. National Institute of Health in December 2000. In our initial pre-clinical program, we are targeting a transcription factor known as the cyclic AMP response element (CRE) – binding protein. Inactivation of this protein in pre-clinical studies indicates selectivity for cancer cells relative to normal cells. A lead drug from our decoy aptamer portfolio has been identified.

Marketing and Manufacturing

We currently intend to be a direct marketer or co-marketer of our pharmaceutical products in the United States. We have hired a Senior Vice President of Sales and Marketing and intend to hire additional staff as required. We intend to market our products overseas through collaboration with third parties.

We rely on third parties to manufacture our products. In December 2000, we signed a two-year agreement with Avecia Ltd., a multinational manufacturer of pharmaceutical products, to supply Genasense™ in sufficient quantities for both clinical trials and marketing purposes.

FORWARD-LOOKING STATEMENTS

This prospectus, including documents incorporated by reference in this prospectus, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements about:

- our ability to develop, manufacture and sell our products;
- the potential efficacy of our products;
- the commencement and completion of pre-clinical and clinical trials;
- our contractual collaborative arrangements;
- the adequacy of our capital resources;
- the possibility and effect of patent infringement claims; and

- other statements contained in this prospectus that are not historical facts.

When used in this prospectus, the words "anticipate," "believe," "estimate," "expect," "may" and similar expressions are generally intended to identify forward-looking statements, but are not the exclusive expressions of forward-looking statements. There are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including:

- the failure to successfully complete clinical trials or obtain regulatory approvals for our products;

- the failure to obtain, maintain or enforce patents;

- intellectual property infringement claims;

- the inability to establish and maintain collaborative relationships;

- unanticipated costs relating to our clinical and pre-clinical trials;

- the inability to obtain additional funding;

- product liability claims; and

- the other matters discussed under "Risk Factors."

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock held by the selling stockholders.

SELLING STOCKHOLDERS

Under stock purchase agreements dated November 26, 2001, we sold an aggregate of 2,200,000 shares of our common stock at a price of $13.00 per share to some of the selling stockholders in a private placement transaction. UBS Warburg, Needham & Co., and U.S. Bancorp Piper Jaffray acted as our advisors in the transaction and, as compensation for their services, received an aggregate fee of $420,000 from us.

Under a stock purchase agreement dated November 30, 2001, we sold 300,000 additional shares of our common stock at a price of $13.75 per share to one of the selling stockholders in a follow-on private placement transaction.

We are obligated to maintain an effective registration statement for the period beginning with the effectiveness of the registration statement of which this prospectus forms a part and ending with the earlier of (i) the date when either all of the shares have been sold under the registration statement, or (ii) if, due to the applicability of Rule 144(k) of the Securities and Exchange Commission under the Securities Act of 1933 or any other rule of similar effect, the shares are no longer required to be registered for the resale by the holders in ordinary market transactions without imposition of any volume restrictions.

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock of each selling stockholder as of November 25, 2001 and as adjusted to give effect to the sale of the shares offered by this prospectus. The following table states the maximum number of shares each selling stockholder may offer under this prospectus, assuming that each selling stockholder chooses to sell all of the shares purchased in the November, 2001 private placements. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See the "Plan of Distribution" section of this prospectus, which follows. We cannot assure you that the selling stockholders will sell any or all of the shares.

Name of Selling Shareholder	Ownership Before Offering		Common Shares that May be Sold Pursuant to the Offering	Ownership After Offering(1)	
	Common Shares	Percent of Common Shares Held		Common Shares	Percent of Common Shares Held
Franklin Small-Mid Cap Growth Fund ..	1,000,000	1.5	1,000,000	—	—
Franklin Biotechnology Discovery Fund	500,000	*	500,000	—	—
SF Capital Partners Ltd.	1,000,000	1.5	1,000,000	—	—
University of Pennsylvania	162,338	*	162,338	—	—
Loretta Itri	5,995	*	5,995	—	—

* less than 1.00%

(1) These figures assume that all common stock that may be sold pursuant to the offering will be sold pursuant to the offering.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders and their transferees, donees, pledgees or other successors in interest (who are also referred to as "selling stockholders"), if any. Each of the selling stockholders will act independently of Genta in making decisions with respect to the timing, manner and size of any sale. Each of the selling stockholders may sell the shares on Nasdaq, or otherwise, at market prices then prevailing, at prices related to the then current market price or at negotiated prices. The shares may be sold by one or more of the following means of distribution:

(a) a block trade in which the broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

(d) in privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, each of the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of Genta common stock in the course of hedging the positions they assume with such selling stockholder. Each of the selling stockholders may also sell Genta common stock short and redeliver the shares to close out the short positions. Each of the selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institution of shares offered hereby, which the broker-dealer or other financial institution may then resell pursuant to this prospectus (as supplemented and amended, if required, to reflect such transaction). Each of the selling stockholders also may pledge shares to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended, if required, to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than through this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer may be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed broker or dealers.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

We will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act upon being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. This supplement will disclose:

- the name of the selling stockholders and of participating brokers and dealer(s);

- the number of shares involved;

- the price at which the shares were sold;

- the commissions paid or the discounts or concessions allowed to the broker-dealer(s), where applicable;

- that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

- other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving the sales of shares against some liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon by Morgan, Lewis & Bockius LLP, Princeton, New Jersey.

EXPERTS

Deloitte & Touche LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements and schedule are incorporated by reference in reliance on Deloitte & Touche LLP's report, given on their authority as experts in accounting and auditing.

The financial statements of Genta Jago Technologies B.V. as of and for the year ended December 31, 1998, incorporated in this prospectus by reference from the Genta Incorporated Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche Experta Ltd., independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to matters that raise substantial doubt about Genta Jago's ability to continue as a going concern) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. *Other Expenses of Issuance and Distribution.*

The following table sets forth the costs and expenses of the issuance and distribution of the shares of common stock being registered, all of which are being borne by Genta.

Securities and Exchange Commission registration fee	$ 8,323
Legal fees and expenses	10,000
Accounting fees and expenses	10,000
Printing and engraving expenses	5,000
Miscellaneous	5,000
Total	$38,323

All expenses, except the Securities and Exchange Commission registration fee, are estimated.

Item 15. *Indemnification of Directors and Officers.*

Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director to a corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Genta's Restated Certificate of Incorporation, as amended, contains provisions eliminating liability to the extent permitted by Section 102(b)(7) of the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify any person, including director or officer, who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may provide similar indemnification in an action or suit by or in the right of the corporation, except that no indemnification is permitted if the director or officer is adjudged to be liable to the corporation unless and to the extent the Court of Chancery or the court in which such action was brought determines that such person is reasonably entitled to indemnify. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

Article VIII of Genta's Restated Certificate of Incorporation, as amended, provides indemnification of directors and officers of Genta to the fullest extent permitted by the DGCL.

Genta maintains liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

Item 16. *Exhibits.*

Item	Description
5.1*	Opinion of Morgan, Lewis & Bockius LLP.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Deloitte & Touche Experta Ltd.
23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature pages included in this Registration Statement).

* To be filed by amendment.

Item 17. *Undertakings.*

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against a public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES AND POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley Heights, State of New Jersey, on the 14th day of December, 2001.

GENTA INCORPORATED

By: /s/ RAYMOND P. WARRELL, JR., M.D.
        Raymond P. Warrell, Jr., M.D.
        Chairman, President and Chief
        Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond P. Warrell, Jr., M.D. and Alfred J. Fernandez, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the Registration Statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities with the above Registrant and on the dates indicated.

Signature	Title	Date
/s/ RAYMOND P. WARRELL, JR., M.D. Raymond P. Warrell, Jr., M.D.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	December 14, 2001
/s/ ALFRED J. FERNANDEZ Alfred J. Fernandez	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)	December 14, 2001
/s/ BETSEY MCCAUGHEY Betsey McCaughey	Director	December 14, 2001
/s/ MARK C. ROGERS Mark C. Rogers	Director	December 14, 2001

Signature	Title	Date
/s/ DANIEL D. VON HOFF Daniel D. Von Hoff	Director	December 14, 2001
/s/ HARLAN J. WAKOFF Harlan J. Wakoff	Director	December 14, 2001
/s/ MICHAEL S. WEISS Michael S. Weiss	Director	December 14, 2001